                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                 TO
                               ---------------    ---------------
COMMISSION FILE NUMBER 1-12001



                 ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN
                 ----------------------------------------------
                                (Title of Plan)



                      ALLEGHENY TECHNOLOGIES INCORPORATED
            (Name of Issuer of securities held pursuant to the Plan)



            1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479 (Address of Plan and of principal executive office of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Allegheny Technologies Retirement Savings Plan
Years ended December 31, 2002 and 2001 with Report of Independent Auditors

                 Allegheny Technologies Retirement Savings Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2002 and 2001




                                    CONTENTS


Report of Independent Auditors ................................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................................................2
Statements of Changes in Net Assets Available for Benefits.....................................................3
Notes to Financial Statements .................................................................................4


Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)................................................12

EXHIBITS

   23    Consent of Independent Auditors

   99    Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


                         Report of Independent Auditors

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of the Allegheny Technologies Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 11, 2003

                 Allegheny Technologies Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                                          DECEMBER 31
                                                                                  2002                  2001
                                                                          --------------------------------------------


Investments:
   Interest in Allegheny Technologies Incorporated Savings Plan Trust            $139,055,307          $152,644,352
   Interest in registered investment companies                                     28,368,003            35,107,084
   Interest in common collective trusts                                            21,792,557            27,709,529
   Corporate common stocks                                                          4,436,619            12,847,133
   Participant loans                                                                2,977,821             3,942,809
                                                                          --------------------------------------------
Total investments                                                                 196,630,307           232,250,907

Other payables, net                                                                  (742,470)               (2,375)
                                                                          --------------------------------------------
Net assets available for benefits                                                $195,887,837          $232,248,532
                                                                          ============================================


See accompanying notes.

                 Allegheny Technologies Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                                   YEAR ENDED DECEMBER 31
                                                                                 2002                 2001
                                                                         -------------------------------------------

Contributions:
   Employer                                                                   $    6,216,942       $    9,492,507
   Employee                                                                        5,934,950            6,989,652
                                                                         -------------------------------------------
Total contributions                                                               12,151,892           16,482,159
Investment income (loss):
   Net loss from interest in Allegheny Technologies
      Incorporated Savings Plan Trust                                             (8,351,141)          (6,112,130)
   Net loss from interest in registered investment companies                      (6,861,745)          (5,099,993)
   Net loss from interest in common collective trusts                             (3,871,428)          (2,145,405)
   Interest income                                                                   278,993              357,733
   Dividend income                                                                   423,061              504,859
   Net realized/unrealized loss on corporate common stocks                        (6,901,225)             (57,789)
                                                                         -------------------------------------------
Total investment loss                                                            (25,283,485)         (12,552,725)
Plan transfers                                                                         3,025            6,356,533
Other                                                                                      -                   36
                                                                         -------------------------------------------
                                                                                 (13,128,568)          10,286,003

Distributions to participants                                                    (23,228,223)         (15,986,006)
Administrative expenses and other, net                                                (3,904)             (12,440)
                                                                         -------------------------------------------
                                                                                  23,232,127          (15,998,446)
                                                                         -------------------------------------------

Net decrease in net assets available for benefits                                (36,360,695)          (5,712,443)
Net assets available for benefits at beginning of year                           232,248,532          237,960,975
                                                                         -------------------------------------------
Net assets available for benefits at end of year                                $195,887,837         $232,248,532
                                                                         ===========================================


See accompanying notes.

                 Allegheny Technologies Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Investments are valued as follows:

    Bank and insurance contracts with varying contract rates and maturity dates are stated at contract value.

    Although it is management's intention to hold the investment contracts in the Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

    All other funds are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The Allegheny Technologies Retirement Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Depending on participants' years of service, qualifying employee contributions are matched by Allegheny Technologies Incorporated (ATI, the Plan Sponsor) up to 4% of participants' salary. Beginning January 1, 2002 the Plan Sponsor suspended the employer match on certain participant deferrals. The employer match was reinstated January 1, 2003. In addition, the Plan Sponsor contributes 6.5% of participants' monthly pensionable earnings, as described in the Plan, and in addition contributes $43.34 per month per participant.

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan's trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

                 Allegheny Technologies Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Participants may make "in-service" and hardship withdrawals as outlined in the plan document.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Effective November 29, 1999, Allegheny Teledyne Incorporated's name was changed to Allegheny Technologies Incorporated. Also, the Aerospace and Electronics and Consumer segments of Allegheny Teledyne were spun off into two new freestanding public companies--Teledyne Technologies Incorporated and Water Pik Technologies, Inc. Stockholders of Allegheny Teledyne became stockholders of Teledyne Technologies Incorporated and Water Pik Technologies, Inc., thus creating two new master trusts. Participants continued to hold interests in the two new companies until December 31, 2002, at which time these two holdings were terminated and the assets were transferred to one of the other plan investment options.

Effective April 1, 2001, the salaried employees who were participants in the Alstrip profit sharing plan and the salaried employees at the Plan Sponsor's Rodney Metals plant became eligible to participate in the Plan. Accordingly, plan investments related to these participants were transferred into the Plan.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description and related contracts. These documents are available from the Plan Sponsor.

                 Allegheny Technologies Retirement Savings Plan

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:

                                                                                        DECEMBER 31
                                                                                 2002                   2001
                                                                        --------------------------------------------

Fixed Income Fund                                                             $100,651,695          $ 95,803,188
Alliance Equity Fund                                                            19,593,366            30,328,009
Allegheny Technologies Disciplined Stock Fund                                   18,810,247            26,513,154
Dreyfus Emerging Leaders Fund                                                   13,374,190            18,372,326
Dreyfus Lifestyle Growth and Income Fund                                        13,366,494            17,328,573

Certain of the Plan's investments are in the Allegheny Technologies Incorporated Savings Plan Trust, which has three subsidiary Master Trusts: the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust and the Fixed Income Master Trust, which are institutional separate accounts valued on a unitized basis (collectively, the "Master Trust"). The Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust and the Fixed Income Master Trust were as follows:

                                                                                   2002                2001
                                                                           -----------------------------------------

Alliance Equity Master Trust                                                      73.79%               75.90%
Fixed Income Master Trust                                                         55.67                57.84
Allegheny Technologies Disciplined Stock Fund Master Trust                        34.24                34.20

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

                 Allegheny Technologies Retirement Savings Plan

3. INVESTMENTS (CONTINUED)


The composition of the net assets of the Fixed Income Master Trust at December 31, 2002 and 2001 was as follows:


                                                                                2002                  2001
                                                                        --------------------------------------------

Guaranteed investment contracts:
   Business Mens Assurance Company of America                           $              -          $  1,246,890
   Canada Life                                                                 2,757,412             2,743,536
   Combined Life Insurance Company                                                     -             3,097,946
   GE Life and Annuity                                                        10,420,327            11,812,375
   Hartford Life Insurance Company                                            10,460,185            10,025,160
   John Hancock Life Insurance Company                                         9,854,982            14,218,029
   Monumental Life Insurance Company                                           2,363,422             3,331,280
   New York Life Insurance Company                                             7,808,955             7,729,985
   Ohio National Life                                                          5,976,900             7,936,620
   Pacific Mutual Life Insurance Company                                       6,074,436             6,036,924
   Principal Life                                                              1,134,634             3,000,000
   Protective Life Insurance Company                                           1,006,463             1,002,333
   Pruco Pace Credit Enhanced                                                  8,689,223             9,950,359
   Safeco Life Insurance                                                       1,973,290             3,000,505
   Security Life of Denver                                                     6,465,137             6,181,488
   Sun America, Inc.                                                           2,988,024             2,992,868
   United of Omaha                                                             7,226,335             7,188,790
                                                                        --------------------------------------------
                                                                              85,199,725           101,495,088
Synthetic guaranteed investment contracts:
   Caisse des Depots et Consignations                                          4,953,210             7,800,826
   CIT Equipment                                                                 996,925               992,755
   Common Wealth Edison                                                        2,999,980             1,976,061
   Commit to purchase FNMA 02-74 LC                                            3,071,979                     -
   Conn RRB Spec Trust                                                         2,948,436             2,987,164
   Detroit Edison                                                              2,027,941             2,018,460
   FHLMC                                                                       5,977,227             2,466,660
   Illinois Power Sp Trust                                                     1,971,078             1,957,161
   MBNA Master CC Trust                                                        1,993,490             1,983,492
   MDA Monumental BGI Wrap                                                    41,868,727                     -
   Peco Energy Company                                                         1,970,899             1,982,788
   Peoples Security Life Insurance Company                                     2,491,608             6,602,162
   Public Service                                                              2,036,624             1,998,629
   Transamerica Occidental                                                     6,568,303             9,559,425
   Union Bank of Switzerland                                                     174,682             2,737,675
   Westdeutsche Landesbank Girozentrale                                        3,556,463             9,387,186
                                                                        --------------------------------------------
                                                                              85,607,572            54,450,444

Interest in common trusts                                                      7,972,257             7,680,629
Receivables                                                                            -               381,024
Interest-bearing cash                                                            212,167                     -
Other                                                                          1,817,668             1,635,070
                                                                        --------------------------------------------
Total net assets                                                            $180,809,389          $165,642,255
                                                                        ============================================

                 Allegheny Technologies Retirement Savings Plan

The Fixed Income Fund (the Fund) invests in guaranteed investment contracts
(GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs) and collateralized mortgage obligations
(CMOs) with fair values of $88,750,762 and $55,854,607 at December 31, 2002 and 2001, respectively. The contract value minus the market value of the wrapper contracts at December 31, 2002 and 2001 is $(2,667,261) and $(1,397,030),
respectively.

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate; (2) set at the time of purchase for a fixed term and variable crediting rate or (3) set at the time of purchase and reset monthly within a "constant duration." A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2002 and 2001, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.27% to 8.05% and 3.49% to 8.05%, respectively.

For the years ended December 31, 2002 and 2001, the average annual yield for the investment contracts in the Fund was 5.74% and 6.25%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract's supporting assets at December 31, 2002 and 2001.

                 Allegheny Technologies Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

The composition of net assets of the Alliance Equity Master Trust at December 31, 2002 and 2001 was as follows:

                                                                                2002                  2001
                                                                        --------------------------------------------

Investment in registered investment companies:
   Alliance Equity Fund S.A. #4                                                $26,603,639           $40,024,274
Operating payables                                                                 (49,895)              (64,365)
                                                                        --------------------------------------------
Total net assets                                                               $26,553,744           $39,959,909
                                                                        ============================================

The composition of net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust at December 31, 2002 and 2001 was as follows:

                                                                                 2002                  2001
                                                                         ---------------------- --------------------

Corporate common stocks                                                         $53,256,475            $76,016,770
Investment in common collective trusts                                            1,630,752              1,410,015
Receivables                                                                          67,848                103,913
Payables                                                                            (25,733)                     -
                                                                         ---------------------- --------------------
Total net assets                                                                $54,929,342            $77,530,698
                                                                         ====================== ====================

                 Allegheny Technologies Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

The composition of the changes in net assets of the various master trusts is as follows:



                                                                                              ALLEGHENY TECHNOLOGIES
                                                                                          DISCIPLINED STOCK FUND MASTER
                              FIXED INCOME MASTER TRUST      ALLIANCE EQUITY MASTER TRUST            TRUST
                           --------------------------------- ---------------------------- -------------------------------
                                                                YEAR ENDED DECEMBER 31
                           ----------------------------------------------------------------------------------------------
                                2002             2001            2002           2001            2002           2001
                           ---------------- ---------------- ------------- --------------- --------------- --------------

Investment income (loss):
   Interest income           $ 9,786,577    $    9,147,492   $         -   $          -    $           -   $           -
   Net realized/
     unrealized gain
     (loss) on corporate
     common stocks                 1,528                -              -              -      (17,406,255)    (12,375,289)
   Dividends                           -                -              -              -          948,623         941,613
   Net gain (loss),
     registered invest-
     ment companies                    -           32,606    (10,652,634)    (9,248,179)               -               -
   Net gain, common
     collective trusts           172,081          401,062              -              -           13,761          53,202
Other income                      69,815                -              -              -                                -
Administrative expenses         (236,944)        (208,589)      (118,618)      (170,195)        (424,085)       (520,128)
Transfers                      5,374,077       11,804,280     (2,634,913)    (1,786,437)      (5,733,400)     (1,810,556)
                           ---------------- ---------------- ------------- --------------- --------------- --------------
Net increase (decrease)       15,167,134       21,176,851    (13,406,165)   (11,204,811)     (22,601,356)    (13,711,158)
Total net assets at
  beginning of year          165,642,255      144,465,404     39,959,909     51,164,720       77,530,698      91,241,856
                           ---------------- ---------------- ------------- --------------- --------------- --------------
Total net assets at
  end of year               $180,809,389     $165,642,255    $26,553,744    $39,959,909      $54,929,342     $77,530,698
                           ================ ================ ============= =============== =============== ==============

                 Allegheny Technologies Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

Interest, realized and unrealized gains and losses, and management fees from the master trusts are included in the net loss from interest in Allegheny Technologies Incorporated Savings Plan Trust on the statement of changes in net assets available for benefits.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 23, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. PARTIES-IN-INTEREST

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds' distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the Trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                 Allegheny Technologies Retirement Savings Plan

                             EIN 25-1792394 Plan 004

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2002


DESCRIPTION                                                           UNITS/SHARES             CURRENT VALUE
-------------------------------------------------------------------------------------------------------------

Registered Investment Companies
Dreyfus Bond Market  Index*                                            454,662.233             $   4,769,407
Dreyfus Emerging Leaders Fd*                                           481,779.183                13,374,190
Dreyfus Premier Intl Value Fd*                                         268,793.457                 3,236,273
Morgan Stanley Instl Fd Tr Mid Cap Growth Port                         191,777.127                 2,316,668
Prudential Invt Portfolios Inc Jennison Growth Fd                       98,704.091                   992,963
                                                                                                -------------
                                                                                                  24,689,501

Self-Directed Fund:
AIM Equity Funds Inc Weingarten Fd                                       1,272.607                    11,759
AIM Equity Fds Inc Blue Chip Fund                                        2,999.672                    26,817
AIM Premier Equity Fd                                                    2,103.219                    15,795
Alliance Growth & Income Fd                                              5,329.477                    13,857
Aliiance Premier Growth Fd                                                 387.021                     5,318
Alliance Technology Fd                                                     210.163                     7,421
American Balanced Fd                                                         5.073                        73
American Centy Quantitive Eq Fds                                         1,540.129                    23,395
America Centy Mut Fds Ultra Twentieth Centy Ultra Fd                       545.179                    11,547
American High Income Mun Bd Fd                                             212.317                     3,221
American Mut Fd                                                              5.141                       104
Ariel Growth Fd Calvert Ariel Appreciation Fd                              549.906                    18,180
Berger Omni Invt Fd Tr Small Cap Value Fd                                1,419.123                    32,228
Berger Large Cap Growth Fd                                               1,631.699                    11,781
Buffalo Small Cap Fd                                                     3,265.801                    48,334
CGM Tr Focus Fd                                                          1,963.969                    35,312
Capital Income Bldr Fd Sh Ben Int                                          109.975                     4,545
Capital World Growth & Income Fd                                           204.024                     4,562
Credit Suisse Corp Fds Small Cap Value                                     193.802                     3,347
Credit Suisse Warburg Pincus Global Telecom Fd                             402.057                     7,378
Credit Suisse Warburg Pincus                                               335.468                     3,633
Delaware Group Trend Fd                                                    544.668                     7,702
Delaware Pooled Tr Real Estate Invt Tr Portfolio                           293.814                     4,219
Dreyfus 100% US Treas MM Fd*                                           351,112.130                   351,112
Dreyfus Premier Short-Term Income Fund*                                    870.209                    10,086
Dreyfus Invt Grade Bd Fds Inter Term Fd*                                 1,587.600                    20,321
Dreyfus/Laurel Fds Inc Disciplined Stk Fd*                                 221.236                     5,422
Dreyfus/Laurel Fds Inc S&P 500 Stk Index Fd*                             6,056.043                   110,826
Dreyfus Midcap Value Fd*                                                 2,522.733                    44,224
Dreyfus Growth & Value Fds Premier Techn Growth Fd*                        682.494                    10,429

                 Allegheny Technologies Retirement Savings Plan

                             EIN 25-1792394 Plan 004

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2002

DESCRIPTION                                                          UNITS/SHARES             CURRENT VALUE
------------------------------------------------------------------------------------------------------------

Dreyfus Technology Growth Fd*                                           4,926.204                    74,336
Dreyfus Premier Emerging Mkts Fd*                                       1,064.639                    11,807
Dreyfus Premiere Nextech Fd*                                           13,000.225                    36,141
Eaton Vance Growth Tr Worldwide Health Sciences Fd                      1,401.090                    10,718
Euro Pac Growth Fd Sh Ben                                                 101.300                     2,327
Federated Equity Kaufmann Fd                                           28,283.987                    97,580
Federated Eqty Fds                                                      1,402.279                     4,614
Fidelity Invt Tr Diversified Intl Fd                                      233.044                     3,999
Fidelity Mt Vernon Str Tr Growth Co Fd                                    754.351                    26,719
Fidelity Mt Vernon Str tr Growth Co Fd                                    405.155                     4,534
Fidelity Low Priced Stk Fd                                              1,024.048                    25,775
Fidelity Secs Fd Growth & Income Portfolio                                387.767                    11,753
Fidelity Secs Fd Dividend Growth Fd                                     2,240.964                    50,018
Fidelity Select Portfolios Technology Portfolio                         1,063.553                    40,096
Fidelity Select Portfolios Health Care Portfolio                           85.547                     8,724
Fidelity Select Portfolios Developing Commnts Portfolio                   682.742                     6,739
Fidelity Select Portfolios Reg Bks Portfolio                              500.758                    15,178
Fidelity Select Portfolios Biotechnology Portfolio                      1,348.942                    52,245
Fidelity Select Portfolios American Gold Portfolio                          1.009                        24
Fidelity Select Portfolios Software & Computer Svcs Portfolio           1,131.400                    41,251
Fidelity Select Portfolios Telecommunications Portfolio                   521.941                    13,346
Fidelity Select Portfolios Brokerage & Inv Mgmt Portfolio                 744.538                    27,205
Fidelity Select Portfolios Ele Portfolio                                4,511.411                   109,943
Fidelity Select Portfolios Computers Portfolio                          3,746.339                    82,569
Firsthand Fds Technology Value Fd                                         238.086                     4,307
Firsthand Fds Technology Leaders Fd                                       161.067                     1,715
Franklin Value Invs Tr Balance Invt Fd                                    334.895                    12,421
Franklin Value Invs Tr Micro Cap Value Fd                                 224.605                     5,435
Gabelli Intl Growth Fd                                                  1,709.182                    20,151
Gabelli Global Growth Fd AAA                                              504.376                     5,861
Gabelli Asset Fd Sh Ben Int                                               146.574                     4,141
Gabelli Growth Fd Sh Ben Int                                            1,476.704                    28,043
Growth Fd Amer Inc                                                        564.859                    10,433
Growth Fd Amer Inc Cl B Shs                                               190.603                     3,461
Harris Assoc Invt Tr Oakmark Balanced Fd                                  778.359                    14,003
Hennessy Mut Fds Inc Cornerstone Gr                                     4,148.253                    55,047
Income Fd Amer Inc                                                          5.141                        74
Invesco Sector Fds inc Health Sciences Fd                               1,713.797                    64,884
Invesco Sector Fds Inc Technology Fd Cl II                                945.407                    16,252
Invesco Sector Fds Inc Telecommunications Fd                              963.530                     7,853
Investment Co Amer                                                        445.198                    10,453
Janus Invt Fd Sh Ben Int                                                3,283.867                    58,519

                 Allegheny Technologies Retirement Savings Plan

                             EIN 25-1792394 Plan 004

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2002

DESCRIPTION                                                          UNITS/SHARES             CURRENT VALUE
------------------------------------------------------------------------------------------------------------

Janus Invt Fd Growth & Income Fd                                        6,825.164                   159,299
Janus Invt Fd Worldwide Fd                                              4,393.667                   141,169
Janus Invt Fd Twenty Fd                                                 2,083.675                    60,447
Janus Invt Fd Flexible Income Fund                                      5,448.118                    52,465
Janus Invt Fd Orion Fd                                                  8,626.665                    36,232
Janus Invt Fd Strategic Value Fd                                        9,918.202                    70,023
Janus Invt Fd Global Tech Fd                                            7,975.714                    57,186
Janus Invt Fd Global Life Sciences Fd                                   2,206.081                    27,091
Janus Invt Fd Olympus Fd                                                8,847.122                   176,942
Janus Invt Fd Enterprise Fd                                             2,943.298                    67,549
Janus Invt Fd Overseas Fd                                               1,334.741                    20,408
Janus Invt Fd Mercury Fd                                                8,399.087                   123,971
Longleaf Prtnrs Fds Tr Intl Fd                                          1,204.521                    12,009
Lord Abbett Mid Cap Value Fd, Common                                      349.716                     5,382
Lord Abbett Mid Cap Value Fd, Class B                                     283.768                     4,248
MFS Mid Cap Growth A                                                    1,790.326                    10,133
Munder Framlington Fds Tr Healthcare Fd                                   220.769                     3,153
New Perspective Fd                                                        641.257                    11,568
New World Fd                                                              249.715                     4,839
PBHG Fds New Oppty Fd                                                       1.613                        32
PBGH Fds Technology & Communications Fd                                   935.158                     6,976
Pimco Fds Pac Invt Mgmt Ser Total Return Fd                             1,035.363                    11,047
Pimco Fds Pac Invt Mgmt Ser Short Term Fd                               1,024.841                    10,238
Park Ave Portfolio Guardian Fd                                          4,711.893                   117,939
Park Ave Portfolio Guardian Invt Quality Bd Fd                            503.189                     5,173
Phoenix Strategic Equity Ser Fd Theme Fd                                  188.631                     1,226
Pimco Fds Multi Manager Ser Rcm Biotech D                                  93.228                     1,534
Price T Rowe Health Sciences Fd                                           499.735                     7,251
RS Invt Tr Emerging Growth Fd                                           2,400.560                    45,971
Rowe T Price Mid Cap Growth Fd                                            340.541                    10,570
Rowe T Price Intl Fds Inc Japan                                           388.035                     1,952
Rowe T Price Science & Tech Fd Inc Cap Stk                              3,883.236                    48,269
Rowe T Price Small-Cap Value Fd Inc Cap Stk                               748.452                    16,421
Royce Fd Opporunity Fd                                                    884.291                     6,517
Ryder Ser Tr Dynamic Tempest 500 Fd                                       816.381                    76,144
Rydex Ser Tr OTC Fd                                                     1,883.371                    12,788
Scudder Intl Fd Inc Greater Europe Growth Fd                              103.072                     1,857
Scudder Secs Tr Technology Fd                                           2,902.171                    27,716
Selected Amern Shs                                                        229.545                     7,641
SIT Mut Fds Small Cap Growth Fd                                           337.580                     6,279
State Str Resh Corp Tr Research Aurora Fd                                 179.351                     4,351
State Str Resh Equity Tr Mid Cap Value Fd                                 297.267                     3,728

                 Allegheny Technologies Retirement Savings Plan

                             EIN 25-1792394 Plan 004

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2002

DESCRIPTION                                                          UNITS/SHARES              CURRENT VALUE
------------------------------------------------------------------------------------------------------------

Strong Equity Fds Inc Growth 20 Fd                                        687.666                      7,007
Strong Opportunity Fd                                                     118.599                      3,404
Templeton World Fd                                                        682.460                      8,797
Tweedy Browne Fd Inc Global Value Fd                                      786.967                     12,442
Van Kampen Amern Cap Emerging Growth Fd                                    74.996                      2,119
Van Wagoner Fds Inc Post Venture Fd                                        97.567                        320
Vanguard Specialized Portfolio Energy Portfolio                           889.863                     20,877
Vanguard Equity Income Fd                                                 179.704                      3,360
Vanguard Bd Incex Fd                                                    8,351.352                     86,687
Vanguard Fixed Income Secs Fd Inter Term US Treas Portfol               1,001.154                     11,804
Vanguard Index Tr 500 Portfolio                                         1,192.550                     96,775
Vanguard Index Tr Growth Portfolio                                        224.004                      4,469
Washington Mut Invs Fd                                                    365.372                      8,590
Wislhire Target Fds Inc Large Growth Portfolio                            104.959                      2,475
                                                                                               -------------
TOTAL SELF-DIRECTED Fund
                                                                                                   3,678,502
                                                                                               -------------

TOTAL REGISTERED INVESTMENT COMPANIES                                                          $  28,368,003
                                                                                               =============

Common Collective Trusts
Dreyfus Short Term Investment*                                        742,849.660                    742,850
Dreyfus Lifestyle Growth & Income Fund*                               927,698.830                 13,366,494
Dreyfus Lifestyle Growth Fund*                                        447,737.161                  6,017,715
Dreyfus Lifestyle Income Fund*                                        110,327.259                  1,665,498
                                                                                               -------------
TOTAL COMMON COLLECTIVE TRUSTS                                                                 $  21,792,557
                                                                                               =============

Corporate Common Stocks
Allegheny Technologies Incorporated*                                  712,137.813              $   4,436,619
                                                                                               =============

Participant Loans* (5.25% to 10.50% with maturities
through 2007)                                                                                  $   2,977,821
                                                                                               =============

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             ALLEGHENY TECHNOLOGIES INCORPORATED
                             ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN


                             By: /s/ Richard J. Harshman
                                 -----------------------------------
Date: June 27, 2003                  Richard J. Harshman
                                     Senior Vice President-Finance and
                                     Chief Financial Officer
                                     (Principal Financial Officer and Duly
                                     Authorized Officer)